UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 10)*

                                Blockbuster Inc.
                                (Name of Issuer)

                              Class A Common Stock
                              Class B Common Stock
                         (Title of Class of Securities)

                               Class A: 093679108
                               Class B: 093679207
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel
                 Icahn Enterprises L.P. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 28, 2010
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1   NAME  OF  REPORTING  PERSON
      Carl  C.  Icahn

    S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS*
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)                                                           / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      Class  A  71,749

8   SHARED  VOTING  POWER
      Class  A  20,533,441  (see  Item  3  and  5);  Class  B  5,566,131

9   SOLE  DISPOSITIVE  POWER
      Class  A  71,749

10  SHARED  DISPOSITIVE  POWER
      Class  A  20,533,441  (see  Item  3  and  5);  Class  B  5,566,131

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      Class  A  20,605,190  (see  Item  3  and  5);  Class  B  5,566,131

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      Class  A  16.87%  (see  Item  3  and  5);  Class  B  7.73%

14  TYPE  OF  REPORTING  PERSON*
      I

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This Statement constitutes Amendment No. 10 to the Schedule 13D previously filed on December 14, 2004 and amended on February 17, 2005, April 7, 2005,
April  8,  2005, April 19, 2005, April 28, 2005, November 10, 2005, November 16,
2005, November 19, 2007 and May 9, 2008. All capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to such terms in the previously filed statement on Schedule 13D.

Item 4. Purpose of Transaction

     Item 4 is hereby amended to add the following:

     On January 29, 2010, Mr. Carl Icahn sent a letter (the "January 29 Letter") to Mr. James Keyes, Chairman and Chief Executive Officer of the Issuer, in which Mr. Icahn confirmed his resignation from the Board of Directors of the Issuer effective as of the close of business on January 28, 2010.

     A copy of the January 29 Letter is filed as Exhibit 1 hereto and is incorporated herein by reference. The description herein of the January 29 Letter is qualified in its entirety by reference to the January 29 Letter filed herewith.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended to add the following:

     (a) As the close of business on January 29, 2010, Registrants may be deemed to beneficially own, in the aggregate, 20,605,190 Class A Shares (composed of 13,226,549 Class A Shares which the Registrants own and approximately additional 7,378,641 Class A Shares which the Registrants would hold if the approximately $38,000,000 of the face amount of the Preferred Shares held by the Registrants were fully converted into Class A Shares) and 5,566,131 Class B Shares, representing approximately 16.87% of the Issuer's outstanding Class A Shares and approximately 7.73% of the Issuer's outstanding Class B Shares (based upon 122,113,087 Class A Shares and 72,000,000 Class B Shares stated to be outstanding as of November 6, 2009 by the Issuer in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2009).

     (b) Mr. Icahn has sole voting power and sole dispositive power with regard to 71,749 Class A Shares. Each of Registrants (other than Mr. Icahn) disclaims beneficial ownership of such Shares for all purposes.

     (c) There were no transactions effected in Shares within the past sixty days.

Item 7. Material to be Filed as Exhibits

     Item 7 is hereby amended by the addition of the following:

     Exhibit  1     The  January  29  Letter

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January  29,  2010

HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner
     By:  Barberry  Corp.,  sole  member

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

HOPPER  INVESTMENTS  LLC
     By:  Barberry  Corp.,  sole  member

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

BARBERRY  CORP.

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  PARTNERS  MASTER  FUND  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  PARTNERS  MASTER  FUND  II  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  PARTNERS  MASTER  FUND  III  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  OFFSHORE  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  PARTNERS  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  ONSHORE  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  CAPITAL  LP
     By:  IPH GP LLC, general partner
     By:  Icahn  Enterprises  Holdings  L.P.,  general  partner
     By:  Icahn  Enterprises  G.P.  Inc.,  general  partner

     By:  /s/Dominick  Ragone
          -------------------
          Name:  Dominick  Ragone
          Title:  Chief  Financial  Officer

IPH GP LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  general  partner
     By:  Icahn  Enterprises  G.P.  Inc.,  general  partner

     By:  /s/Dominick  Ragone
          -------------------
          Name:  Dominick  Ragone
          Title:  Chief  Financial  Officer

ICAHN  ENTERPRISES  HOLDINGS  L.P.
     By:  Icahn  Enterprises  G.P.  Inc.,  general  partner

     By:  /s/Dominick  Ragone
          -------------------
          Name:  Dominick  Ragone
          Title:  Chief  Financial  Officer

ICAHN  ENTERPRISES  G.P.  INC.

     By:  /s/Dominick  Ragone
          -------------------
          Name:  Dominick  Ragone
          Title:  Chief  Financial  Officer

BECKTON  CORP.

     By:  /s/EdwardE.Mattner
          ------------------
          Name:  Edward  E.  Mattner
         Title:  Authorized  Signatory



/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN

                                   EXHIBIT 1
                                   ---------



                                January 29, 2010


Mr. James W. Keyes
Chairman and Chief Executive Officer
Blockbuster Inc.
1201 Elm Street
Dallas, TX  75270

Dear Jim:

This will confirm my resignation as a director of Blockbuster, effective at the close of business on January 28, 2010. I am resigning in order to conform to the ISS guidelines regarding the number of other directorships a candidate for election to a board of a public company should hold. As you may be aware, I also recently resigned from the boards of Yahoo! and Motricity.

Over the last years, I have greatly enjoyed working with you, the Board and management. I am certain I will miss these relationships. I wish you all the best of luck in the future.

                                                               Best regards,

                                                               /s/ Carl C. Icahn
                                                               -----------------
                                                               Carl C. Icahn